Filed by Albertsons Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.:  001-05742

The following presentation was provided during a joint analyst event hosted by the management teams of Albertsons Companies, Inc. and Rite Aid Corporation on May 15, 2018. The presentation was made available at www.RiteAid.com and www.albertsonscompanies.com.

The Leader in Food, Health and Wellness Analyst Day Presentation May 15, 2018

FORWARD LOOKING STATEMENTS 2 Important Notice Regarding Forward - Looking Statements This communication contains certain “forward - looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 , both as amended by the Private Securities Litigation Reform Act of 1995 . Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc . (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements . Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, guidance, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth and deleveraging goals, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement . The words “expect,” “believe,” “estimate,” “intend,” “plan,” “goal,” “project,” “target” and similar expressions indicate forward - looking statements . These forward - looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated . Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained ; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses ; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement) ; the risk that there may be a material adverse change of Rite Aid or Albertsons ; risks related to disruption of management time from ongoing business operations due to the proposed transaction ; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally ; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected ; the risk that the combined company may be unable to achieve cost - cutting synergies or it may take longer than expected to achieve those synergies ; and risks associated with the financing of the proposed transaction . A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10 - K for the fiscal year ended March 3 , 2018 filed with the Securities and Exchange Commission (“SEC”) and in the registration statement on Form S - 4 , that was filed with the SEC by Albertsons on April 6 , 2018 , as amended by Amendment No . 1 to the registration statement on Form S - 4 filed with the SEC on May 15 , 2018 , as it may be further amended, in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read . Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements . Accordingly, you are cautioned not to place undue reliance on these forward - looking statements . Forward - looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward - looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation . All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc . There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all . For further information on such transaction, see Rite Aid’s Form 8 - K filed with the SEC on March 28 , 2018 .

FORWARD LOOKING STATEMENTS (CONT’D) 3 Additional Information and Where to Find It In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared and Albertsons has filed with the SEC on April 6 , 2018 a registration statement on Form S - 4 , as amended by Amendment No . 1 to the registration statement on Form S - 4 filed with the SEC on May 15 , 2018 , as it may be further amended, that includes a proxy statement of Rite Aid that also constitutes a prospectus of Albertsons . The registration statement is not yet final and will be amended . Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger . Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger . INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN . Investors and security holders may obtain copies of the Form S - 4 , including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www . sec . gov) . Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www . RiteAid . com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention : Senior Director, Treasury Services & Investor Relations . Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on Albertsons’ website at www . albertsonscompanies . com . Participants in Solicitation Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction . Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7 , 2017 , as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement . Information about the directors and executive officers of Albertsons is set forth in the registration statement on Form S - 4 , including the proxy statement/prospectus, that has been filed with the SEC on April 6 , 2018 , as amended by Amendment No . 1 to the registration statement on Form S - 4 filed with the SEC on May 15 , 2018 , as it may be further amended . Other information regarding the interests of the participants in the proxy solicitation may be included in the definitive proxy statement/prospectus when it becomes available . These documents can be obtained free of charge from the sources indicated above . Non - Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Non - GAAP measures This presentation includes certain non - GAAP measures, including EBITDA (Earnings before interest, tax, depreciation, and amortization), Adjusted EBITDA, pro forma Adjusted EBITDA, Adjusted EBITDA margin, free cash flow, free cash flow conversion ratio and net debt (collectively, the "Non - GAAP Measures") . These Non - GAAP Measures are performance measures that provide supplemental information that Albertsons and Rite Aid believe are useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit . These Non - GAAP Measures exclude the financial impact of items management does not consider in assessing the ongoing operating performance of Albertsons, Rite Aid or the combined company, and thereby facilitate review of its operating performance on a period - to - period basis . Other companies may have different capital structures or different lease terms, and comparability to the results of operations of Albertsons, Rite Aid or the combined company may be impacted by the effects of acquisition accounting on its depreciation and amortization . As a result of the effects of these factors and factors specific to other companies, Albertsons and Rite Aid believe these Non - GAAP measures provide helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other companies . The appendix to this presentation includes a reconciliation of Adjusted EBITDA and pro forma Adjusted EBITDA to net income, which is the most directly comparable GAAP financial measures . The appearance of Non - GAAP Measures in this presentation should not be construed as an inference that its future results will be unaffected by unusual or non - recurring items . Except as otherwise noted herein, a reconciliation of Non - GAAP Measures has not been provided because such reconciliation could not be produced without unreasonable effort .

TODAY’S PRESENTERS 4 John Standley CEO Jim Donald President & COO, Albertsons Kermit Crawford President & COO, Rite Aid Susan Morris EVP & COO, Albertsons Bryan Everett SEVP, COO Rite Aid Stores Shane Sampson EVP & CMMO, Albertsons Bob Dimond EVP & CFO, Albertsons Jocelyn Konrad EVP Rite Aid Pharmacies Darren Karst SEVP, CFO & CAO, Rite Aid

AGENDA 5 I. Combination Rationale II. Our Companies i. Albertsons Overview ii. Rite Aid Overview III. Synergies IV. Omni - channel Approach V. Financials VI. Bringing it All Together

6 I. Combination Rationale II. Our Companies i. Albertsons Overview ii. Rite Aid Overview III. Synergies IV. Omni - channel Approach V. Financials VI. Bringing it All Together

DIFFERENTIATED LEADER IN FOOD, HEALTH AND WELLNESS

4,868
Stores

4,327
Pharmacies

$12bn
Own Brands

SAFEWAY · Albertsons · RITE AID · WS · Jewel Osco · PAVILIONS · ME · Tom Thumb · United supermarkets · Plated.

Highly recognizable banners

40+ million
Customers per week

336,000
Associates

Integrated PBM Platform
Over 4 million lives under management

#1 or #2
Share in ~66% of MSAs

$83bn
Revenue[(1)]

$3.4bn
Adj. EBITDA[(1)]

Note: Financial figures add together LTM statistics for Rite Aid and Albertsons Companies per respective latest Q4, other than share in MSA which is an Albertsons figure, and lives under management (Includes Envision Rx Options)

(1) Revenue and Adjusted EBITDA is based on FY'18 guidance for both Rite Aid and Albertsons. Adj. EBITDA includes ~$80m in year one expected cost synergies.

7

Strong position and local scale in highly attractive markets Unique opportunity to build narrow networks and drive significant loyalty among pharmacy and grocery customers Growing our eCommerce capabilities is critical to meeting our customers needs, where, when and how they want to shop Leveraging our strong loyalty program and business data to further strengthen our relationship with our customers, while the use of technology will enhance our competitive strengths Significant expected revenue opportunities and cost synergies results in compelling financial profile One of the largest food and drug retailers with strong recognizable brands 8 COMBINATION HIGHLIGHTS Strengthened Scale & Recognizable Brand Portfolio 1 Strong Market Share & Local Presence Unique Pharmacy + Grocery Combination Enhancing Omni - Channel Approach Leveraging Technology Capabilities Compelling Financial Profile 2 4 5 6 3

INCUMBENTS ARE EXPLORING NEW BUSINESS MODELS IN AN EVOLVING HEALTHCARE LANDSCAPE x Ability to engage with patients in low cost settings Pharmacy as key point to the healthcare ecosystem Horizontal acquisitions to leverage scale Convergence with retail Drive customers to stores, focusing on overlapping populations and develop value added services in convenient formats Expand clinics and other value added services in Albertsons stores Use retail pharmacy to reduce healthcare costs Build density and scale to increase access, attract narrow networks and reduce operating costs Vertical integration to reduce cost Use PBM to improve clinical outcomes and reduce healthcare costs Key Trends Strategic Partnerships or Acquisitions Albertsons Rite Aid Combination Opportunities Co - Branded Rx Plan (PDP)  The Albertsons / Rite Aid combination addresses key industry trends, combining differentiated health and wellness positioning with a unique set of consumer touchpoints x x x x 9 (1) Stores only, excluding the PBM. (1)

$318 $186 $123 $112 $82 $72 $60 $22 Source: Company filings and Wall Street Equity research estimates. (1) Approximate data as of May 5, 2018, rounded to nearest 10 . (2) Includes 1,695 pharmacies within Target stores. (3) Includes 1,932 pharmacies acquired from Rite Aid and pro forma for announced 600 store closures. (4) Target pharmacies are operated by CVS and are also captured in CVS store count. 10 LTM U.S. Revenue ($ billions)  Significantly improves scale and competitive position US Pharmacy Counters (1) Top Food & Drug Retailers 4,640 9,760 (2) 9,430 (3) 2,270 4,330 -- (4) 2,550 TRANSACTION CATAPULTS US TO BE ONE OF THE LARGEST FOOD AND PHARMACY PROVIDERS IN THE COUNTRY 1,780 $132 Pharmacy Services

 #1 integrated food and drug retailer on the West Coast (1)  Strong position in the Northeast Note: Rite Aid information is pro forma for its store divestitures to WBA. The sale of all stores under the asset purchase agree ment with WBA was completed in March 2018; the transfer of three remaining distribution centers and related inventory is expected to begin after September 1, 2018. For Albertsons, state of A las ka is part of Seattle operating division and state of Hawaii is part of the Nor Cal operating division. (1) Ranked by store count. (2) Pharmacy share (green circle) based on number of stores vs. other pharmacy stores in a given state. (3) Grocery regional ranks (blue circle) based on Nielsen Food Channel analysis data (excluding mass) for calendar Q3’17 across Albertsons’ operating divisions. 11 OUR LOCAL PRESENCE IN ATTRACTIVE MARKETS IS KEY TO SERVING OUR CUSTOMERS #2 Eastern #1 #3 #3 #2 #2 #1 #3 #1 #3 #2 #2 #1 #3 Southern #2 Denver #2 #1 Intermountain #1 #1 #1 Seattle #1 Portland #1 Nor Cal #1 So Cal #2 Southwest #1 #3 #2 # # Total pharmacy count (2) Grocery regional rank (3) Rite Aid location Albertsons location #1 Jewel Osco Acme Shaw’s United

WITH HIGHLY RECOGNIZABLE BANNERS 12 We Have a National Footprint and Density in Attractive Markets Note: Rite Aid information is pro forma for its store divestitures to WBA. The sale of all stores under the asset purchase agree ment with WBA was completed in March 2018; the transfer of three remaining distribution centers and related inventory is expected to begin after September 1, 2018.

COMBINATION STRENGTHENS OUR PHARMACY PRESENCE IN IMPORTANT STATES 13 (1) Share based on number of pharmacy counters in a given state. (2) Includes all Philadelphia area CBSAs. State Pharmacy counters Counter Share (1) Total Pharmacy Counters Counter Share (1) Rank CA 569 10.4% 945 17.3% #2 PA (2) 614 19.6% 676 21.6% #1 WA 138 13.3% 329 31.7% #1 OR 73 12.9% 182 32.0% #1

WE ARE EXPANDING OUR CONVENIENCE IN OUR MOST ATTRACTIVE MARKETS 14

x x x x x x x x x x x x x x x x UNIQUE COMBINATION OF PHARMACY & GROCERY PROVIDES A COMPETITIVE ADVANTAGE 15 Standalone Pharmacies Fresh (1) PBM Drive Up & Go & Grocery Delivery Meal Kits in - store and online subscription Loyalty Program (1) Includes produce, meat, seafood, deli and bakery.

FOCUSING ON OUR RELATIONSHIP WITH OUR MOST VALUABLE CUSTOMERS

National Pharmacy Brand With More Options And Convenience For Customers

- **4,327** Pharmacies
- **$15bn** Annual Combined Pharmacy Sales[2]
- **~325** Health Clinics
- **317m** Annual Combined Script Count
- Rx customers visit **2.3x per week** vs. 0.8x for non-Rx

Albertsons Rx Customers Spend Significantly More Than Non-Rx Customers[1]

Spend per transaction



>3.5x
Higher total spend per week
>2.5x
Higher grocery spend per week
~$24
~$92
~$26
~$66
Grocery customer
Rx customer
Grocery spend
Rx spend

Our nationally recognized pharmacy brand will appeal to preferred networks and drive valuable incremental pharmacy customers

(1) Based on Albertsons customer data for FY'17 Q3.
(2) Does not include Front End or EnvisionRx sales.

16

UNMATCHED MANUFACTURING AND DISTRIBUTION NETWORK WITH COMPREHENSIVE OWN BRANDS INNOVATION 17 Rite Aid Distribution Centers Albertsons Distribution Centers Albertsons Manufacturing facilities National Vertically Integrated Network Note: Financial figures reflect FY’17 statistics. We manufacture $1.3bn in our facilities, of which $930m is our Own Brands Growing Own Brands: $12bn+ combined business driving customer loyalty Distinguished Own Brands Portfolio Four $1bn+ brands: O Organics, Lucerne, Signature Select and Signature Cafe

19% 23% 30% Rite Aid Albertsons Goal OWN BRANDS CATEGORY EXPERTISE ACROSS FORMATS WILL DRIVE COMBINED PENETRATION 18 Driving Combined Penetration (1) Use Albertsons Own Brands in food and consumables to transform the Rite Aid Front End Use Rite Aid Own Brands and expertise to grow Albertsons GM/HBC (2) Own Brands Strategy (Own Brands % revenue mix) (1) Represents year end combined penetration for Rite Aid and Albertsons. (2) Represents General Merchandise / Health & Beauty Care products. Quarterly Trips Quarterly Spend 10 $324 $415 13 ABS Heavy Own Brands Buyer ABS Total Store Shopper Private Label velocity is 2x that of branded equivalents

BUILDING STRONG RELATIONSHIPS WITH OUR CUSTOMERS THROUGH OMNI - CHANNEL OFFERING 19 Fulfillment People Digital PBM Retail Fulfillment Retail Marketplace Digital PBM Brands/Offerings Seamlessly providing what the customers want, where, when and how they want it

GROWING OUR ECOMMERCE CAPABILITIES IS CRITICAL TO OUR OVERALL STRATEGY

Seamlessly providing what the customers want, where, when and how they want it

Commitment to same-day convenience across Food, Health and Wellness

Albertsons' home grown eCommerce offerings	instacart	Plated.	Rite Aid Drive Thru pharmacies and home delivery
		 Say hello to the perfect cooking experience.	
Grocery delivery business with loyal customer base and **double digit YoY order growth** (1,000 trucks, 2,500 employees)	**Rush delivery** covering over **1,700** Albertsons stores, ramping up to **2,000+ by middle of FY'18**	Goal is to double Plated revenue this year, and we are currently on track	**1,350+ stores** currently offer Drive-Thru capabilities
On track for **500 Drive Up & Go pick up points** by end of FY'18	Ramping up aggressively, and targeting to be over **$400m run-rate** by end of FY'18	In-store offering will be **in 650+ premium stores by end of FY'18**	**~50% of stores** provide Rx delivery service

Intent to further partner with Rite Aid to offer same day front end and pharmacy services

Anticipate doubling Plated subscriber base and revenue in FY'18

20

PROPRIETARY TECHNOLOGY AS A COMPETITIVE STRENGTH AND A POWERFUL ENABLER

Digital Platform



- **Building** a **state-of-the-art digital** platform
- **Robust** mobile app **functionality** with script refills

eCommerce



- **Growth strategy:** Home Delivery, Drive Up & Go, Instacart, plans to roll-out **Marketplace**

Loyalty & Reward

just for U

wellness

- **Increased** registrations, **new** programs, and digital vendor **partnerships**
- **Hyper-personalization**

Customer Data

SHOPPER 360°

- Leveraging **customer data** for **assortment** and **merchandising** through Shopper 360 platform
- **Automated personalization** platform
- Daily **social media** monitoring

Data Science



- Identified and driving **eight high impact projects** to **unlock value** in utilizing **business analytics** and **data science**

DC Automation



- Committed to automating DCs to improve **labor productivity**, increase **storage capacity** and improve **inventory management**

Pricing & Promotions


PROMO

- **Modernized** and **integrated** promotion planning systems to **remove friction** points to increase **efficiency** and **effectiveness**

In-store Technology



- **Modernize technology in stores** to expedite check-out and allow customer connectivity
- **Improve** inventory **ordering** and production **accuracy**
- Beacons / GPS with **push notifications** in every Rite Aid
- **Face First technology** in select stores

21

SUBSTANTIAL SYNERGY OPPORTUNITIES 22 $375m Run - Rate Cost Synergies Expected to fully realize within 36 months $3.6bn Incremental Revenue Opportunities Driving traffic and growth COGS 75% SG&A 25%  Partner with EnvisionRxOptions, other PBMs and local payors to form preferred pharmacy networks  Rebrand certain existing Albertsons pharmacies as Rite Aid and integrate loyalty programs to drive traffic  Leverage Front End capabilities and pharmacy expertise to enhance customer offering  Broaden health and wellness value proposition and create a best - in - class omni - channel retail experience Run - rate cost synergies and incremental revenue opportunities expected to be realized by the end of February 2022, with associated one - time cost of $400m and $300m, respectively

STRENGTHENED FINANCIAL PROFILE

$ billions	Rite Aid	Albertsons Companies	Rite Aid + Albertsons Companies	+ Expected Synergies
Store count	2,550	2,318	4,868	
Revenues[1]	$ 22.0	$ 61.0	$ 83.0	+$3.6bn Revenue opportunities
Adj. EBITDA[1] *% margin*	$ 0.6[2] *3.0%*	$ 2.7 *4.4%*	$ 3.4 *4.1%*	$ 3.7[3] *4.5%*
Net Debt / Adj. EBITDA[4]	*4.2x*	*4.3x*	*4.2x*[5]	3.9x[5] Target <2.75x within 36 months

Note: Store counts are as of Q4 ending February 2018 for Albertsons and March 3rd, 2018 for Rite Aid.

(1) Figures presented are estimates for FY'18E ending February 2019. Rite Aid projected EBITDA at the midpoint of guidance (~$645m) and Albertsons projected EBITDA ~$2,700m. Rite Aid and Albertsons combined projected EBITDA includes ~$80m in year one expected cost synergies.

(2) On February 20, Rite Aid provided adjusted EBITDA and net income guidance for its 2019 fiscal year. Rite Aid expects adjusted EBITDA to be in the range of $615 million to $675 million, and net income (loss) to be in the range of ($95 million) to ($40 million). For further information about this guidance, including a reconciliation of the adjusted EBITDA range to the net income (loss) range [the most comparable GAAP number], see Rite Aid's Form 8-K dated February 20, 2018.

(3) Includes expected full run-rate cost synergies of $375m that Rite Aid and Albertsons believe can be realized by the end of February 2022, with an associated one-time cost of $400 million.

(4) Rite Aid net debt of $2.7bn (inclusive of proceeds from sale of distribution centers) and Albertsons net debt of $11.2bn as of Q4 FY'18 for Rite Aid and Q4 FY'17 for Albertsons.

(5) Pro forma net debt as of 2/24/2018 of $14.5bn includes expected proceeds from WBA transaction, refinancing, transaction costs and $200m potential cash consideration from cash election.

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SUPPORTED BY LARGE, DIVERSIFIED FREE CASH FLOW AND A VALUABLE REAL ESTATE PORTFOLIO

Strong and Diversified Cash Flow

FY'17 Combined Revenue Split



PBM
7%
Front End
8%
Pharmacy
13%
Grocery
72%

FY'18E Combined Free Cash Flow[1]

($ in billions)



$1.5
$0.4
$1.9
Albertsons
Rite Aid
Combined

Valuable Real Estate Portfolio

- Highly valuable "first and main" locations
- High proportion of owned and ground-leased supermarket properties
- Significant number of "trophy" locations with opportunities for development
- Approximately 590 Albertsons stores remodeled over the last three years[1] and 1,649 Rite Aid remodels since FY'12

$11bn
Value of total appraised real estate portfolio[2]

+13%
Avg. value upside vs. appraised value realized in FY'17 S&LB[3]

(1) Defined as Adjusted EBITDA – Capex (excluding synergies). Based on FY'18E ending February 2019.
(2) Appraisals of Albertsons' real estate portfolio conducted by Cushman & Wakefield in 2016. The $11.2bn excludes $870M in appraised value associated with the FY'17 Sale-Leaseback transactions.
(3) S&LB represents Sale and Leaseback transaction.

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OUR PLAN DELIVERS ACCELERATED GROWTH IN REVENUE & PROFITABILITY 25 1.5% 2.0% 1.0% 1.0% 1.0% 1.5% Low High 4.0% 5.0% 2.0% 3.0% 0.0% 0.5% 5.0% 6.5% Low High Revenue Adj. EBITDA Adj. EPS Core Retail Business PBM Synergies Expected revenue growth 3.5% – 4.5% Growth Outlook – 3 year CAGR Safeway Synergies / Shrink / Other  Baseline growth assumptions are in line with the industry  One - time beneficial items, including shrink reduction and incremental Safeway synergies, accelerate our short - term growth  Our growth will be further accelerated by the compelling revenue opportunities & cost synergies  Investment in our PBM asset, EnvisionRx, will further increase sales, customer count and lives under coverage Expected Adj. EBITDA growth 11% – 15%

26 I. Combination Rationale II. Our Companies i. Albertsons Overview ii. Rite Aid Overview III. Synergies IV. Omni - channel Approach V. Financials VI. Bringing it All Together

OUR PHILOSOPHY AND CULTURE 27 “Our Customers’ Favorite Local Supermarket” At Albertsons Companies, our purpose is to be the best local supermarket for our customers, employees, partners and communities across the U.S. We’re about Our Communities We’re about Our People Supporting causes that impact our customers lives $300m Donated 2.8m Individuals Reached 2,000 Organizations Affected We’re about Our Communities We’re about Our Communities We’re about Our Communities We focus on Store Operations Full, Fresh, Friendly, Fast, Clean

ALBERTSONS AT A GLANCE 28  2,318 stores in 35 states and the District of Columbia  102 million scripts (1) per year (1,777 in - store pharmacies)  Ranked #1 or #2 in 66% of 122 MSAs  $60bn in sales  $11.5bn in Own Brands sales  Manufactures $1.2bn in our facilities, of which ~$870m is our Own Brands  34 million customers per week Business Overview Operate Great Stores Key Differentiators Premium Fresh Best - in - Class Manufacturing Capabilities Innovation, Customization, Personalization NOSHE and Own Brands Local Assortment Prepared Foods Note: Financial figures and statistics reflect Fiscal Year 2017 ended February 24, 2018. (1) Based on 30 - day equivalent. Diverse Set of Brands

OUR CORE STRATEGY AND DIVERSE SET OF CAPABILITIES 29 Well Positioned for Growth in 2018 Operate Stores at GOLD+ Standards: Full, Fresh, Friendly, Fast & Clean Deliver Superior Customer Service Provide a Compelling Product Offering Expand Natural and Organic Offering Further Strengthen Own Brand Portfolio Differentiated Store Formats / Re - Merchandise & Refresh Stores Significant Supply Chain & Self Manufacturing Capabilities Accelerate E - Commerce Roll - Out and Capabilities Explore and Expand into New Channels Grow Loyalty Program Engagement Deep Integration & System Conversion Expertise

OPERATE OUR STORES TO THE HIGHEST STANDARDS 30 Run Really Great Stores: 4 F’s and 1 C  Well merchandised stores with no out of stocks  Great events and promotions  Locally relevant products throughout the store  Emphasis on Natural, Organic, Specialty, Health and Ethnic (NOSHE) Full Fresh  Superior quality in fresh departments  First to market with seasonal products  Expanded variety to meet consumers needs in each market  Buy local  Source for quality and sizing  USDA Choice beef or better Friendly  Engaged employees in each department  Make eye contact and greet every customer  Take customers to find the items they need  Offer suggestions and tips for preparation Fast  Quick, friendly service throughout the store  Effortless checkout experience  Proactive approach to lines  Well trained, knowledgeable employees Clean  Food safety  Hospital clean food prep areas  Restrooms and floors shiny and clean  Parking lot to back door

PROVIDE A COMPELLING PRODUCT OFFERING 31  Heavy focus on organic offerings driven by produce department  Vast assortment of O Organics and Open Nature offerings from our Own Brands portfolio  Butcher blocks stocked with best - in - class variety for meat and seafood  We only offer USDA choice beef or higher grade in all stores Organic Produce Butcher Block Meat & Seafood Organic & Natural Own Brands We continue to take share in fresh categories, with fresh sales outpacing center store by over 119bps in fiscal year ended February 24, 2018 Source: Nielsen Scan, Nielsen Perishable Group.

PROVIDE A COMPELLING PRODUCT OFFERING 32  Broad assortment with exclusive offerings both locally and world wide  Offer over a thousand high quality cheeses that can be cut and hand wrapped  Fruits and vegetables cut fresh daily in store  We offer unmatched quality fresh, hand breaded fried chicken  Cakes designed to order by our five star trained decorators Artisan Cheese Shop Fresh Cut Fruit & Vegetables Best - in - Class Wine Assortment We take pride in our unique specialty items and departments Source: Nielsen Scan, Nielsen Perishable Group. Always Fresh Fried Chicken Hand Crafted & Designed Cakes

GROW NATURAL / ORGANIC & FRESH CATEGORIES

Our Natural & Organic category has grown at 19% for the past three years and we continue to innovate and enhance our offerings

Natural & Organic

7.8%
Growth Rate

12.3%
Sales Penetration In Total Store

21.8%
Own Brand penetration in Natural / Organics

93 bps
Sales Penetration Increase YOY

USDA ORGANIC

Specialty, Health & Ethnic

- Premium store resets adding 2,500+ specialty items per store
- Launched premium specialty brand in Signature Reserve to significantly exceed national brand quality
- El Rancho partnership utilizing the BakeMex facility launching Mexican products in Albertsons stores



- Probiotic destination sets added to all premium remodels

Own Brands Driving Natural & Organic Results

O organics

1000+ Items

- O Organics is the largest USDA certified Organic brand in the nation
- Became a $1bn brand in November 2017
- On course for 1,400 items in 192 categories by YE 2018

OPEN NATURE

400+ Items

- Projected to be the next $1bn brand by 2022
- Launching 100+ clean ingredient products in non-food categories under Open Nature
- On course for 700 items in 108 categories by YE 2018

Source: UPC'd ONLY * SPINScan 52 weeks ending 2/25/18.

33

DISTINGUISHED OWN BRANDS PORTFOLIO & ASSORTMENT 34 Note: Financial figures reflect LTM Q4’17 and statistics are as of end of Q4’17. (1) Measured by units sold / week / store. Four $1.0bn brands at Albertsons $11.5bn business Over 6x the size of the next largest CPG Distinguished Own Brands Portfolio Own Brands Excellence  Portfolio includes 11k+ SKUs  Items in over 500 categories (67%)  145 categories with 30%+ penetration  75 categories with 50%+ penetration FY’16 FY’17 Penetration 22.4% 23.0% Velocity Multiple of National Brands (1) 1.9x 2.0x Accelerate speed to market, launching new items in 20 vs 40+ weeks

ALBERTSONS HAS 7 OF TOP 10 PRIVATE LABEL BRANDS 35 95 92 89 87 84 84 85 84 84 82 80 81 81 79 79 81 76 81 80 73 94 90 89 78 83 84 81 81 81 80 80 76 79 82 76 76 81 76 72 81 70 65 62 55 50 48 49 47 46 47 47 50 46 44 48 45 44 44 47 45 Willingness to Recommend Satisfaction Willingness to Repurchase Source: Ipsos Brand Equity Tracker, CSI Custom Study, July 2017 Note: Includes only consumer participants residing within Albertsons’ trading area. Top 2 Box scores shown among Rep. Q6. Please indicate which statement below best describes how likely you would be to buy each of the following brands in the next 3 months. (Asked on a 5 point scale). Q7. How satisfied are you with each of the following brands? (Asked on a 5 point scale). Q8. How likely is it that you would recommend each of the following brands to a friend, relative or colleague? (Asked on a 10 po int scale); Among ever purchased brand.

HEAVY OWN BRANDS BUYERS ARE FAR MORE LOYAL 36 Compared to total store shoppers, heavy Own Brands buyers make 3 more trips to Albertsons and spend $91 more each quarter Quarterly Trips Quarterly Spend 10 $324 $415 13 ABS Heavy Own Brands Buyer ABS Total Store Shopper Source: IRI Consumer Network, 13 Weeks Ending Mar - 25 - 2018; Heavy Own Brands buyers defined as 2x+ buyers who spend >12% of ABS $ on OB; drive 40% of all OB dollars. Panel data does not capture random weight, full General Merchandise or Rx purchases.

 Well - located settings in affluent communities  Best quality, beautifully displayed fresh products, including abundant NOSHE selection  Differentiated selection, restaurant quality prepared foods  Personal Concierge Services 100 to 150 stores Ultra - premium banners Inspires me to discover something new  Consistent wide selection of food/non - food essentials plus assortment of local, NOSHE sustainable option s  Better quality fresh groceries & prepared foods  Competitive prices, specials and loyalty programs Mainstream: Premium: Trusted source for everything to nurture my family  Clean, family friendly stores  Noticeably lower prices , complemented with special buys and traffic driving sales  Assortment has all essentials , and items reflecting local ethnicity 150 to 200 stores Value banners Knowing I am getting the most for my money DIVERSE STORE FORMAT APPEALS TO MULTIPLE DEMOGRAPHICS 37 600 to 650 stores 1,300 to 1,500 stores Our shoppers are getting increasingly diverse and our in - store experience has to meet their needs

WELL INVESTED STORE PORTFOLIO

- Completed ~590 remodels, along with over 4,000 individual merchandising initiatives, touching a combined 1,800 stores
- Merchandising initiatives include lighting upgrade, fresh cut program, butcher block and deli / prepared food upgrade

Significant Investments Have Been Made



($ millions)
~$2,000
~$435
~$515
~$650
~$400
~$4,000
New stores, remodels, upgrades, merchandising and maintenance innitiatives
Distribution Centers & Manufacturing Facilities
Technology
Integration Capex
Other (1)
Total Capex investment in the past 3 years

Market St. Remodel



BAKERY

Abilene, TX
Capex : $4.7M
Sales ID : (1.7%) to 132.1%
Payback: 1.0 year

Premium Remodel



Pasadena, CA
Capex : $3.5M
Sales ID : (4.7%) to 35.8%
Payback : 1.7 years

Traditional Remodel



Peabody, MA
Capex : $1.6M
Sales ID : 6.6% to 17.4%
Payback: 3.0 years

(1) Includes Rx scripts acquisition, energy efficiencies, lease termination and other.

38

OUR UNIQUE & STRATEGICALLY LOCATED SUPPLY CHAIN CAPABILITIES

Distribution / Fulfillment Highlights

- 23 strategically located distribution centers and 5 fulfillment centers
  - 83% owned (by square footage)
  - ~18m square feet
- Distribution center consolidation completed
- 1.3bn cases shipped annually
- 1,425 tractors; 5,700 trailers
- Plated meal kit fulfillment facilities located in Dallas, Carol Stream, Miami Lakes, Union City and Bronx, NY
- Ponca City and Meridian are stand-alone GM / HBC facilities
- Brea, Tracy and Lancaster (all full-line DCs) are automated and have the full GM/HBC assortment
  - Several other full-line DCs carry a limited line of GM/HBC fast moving items
- All GM/HBC facilities select in each, inner-pack or full case
- Tolleson DC is currently running with new automatization technology

- Albertsons distribution centers are strategically located
- The completion of the Safeway acquisition led to a comprehensive review of the supply chain, leading to distribution center consolidation and supply chain optimization that is now complete
- Five distribution centers were closed and consolidated, significantly reducing fixed operating costs and overhead
  - Outperformed the budgeted Safeway supply chain synergies
- Constant improvement of DC efficiencies provides Albertsons opportunities to enhance profit margins and reduce fixed operating costs
- The company is committed to automate Distribution Centers over the next few years


Bellevue, WA
Auburn, WA
Kent, WA
Spokane, WA
Portland, OR
Meridian, ID
Wells, ME
Methuen, MA
Carol Stream, IL
Melrose Park, IL
Denver, PA
Bronx, NY
Upper Marlboro, MD
North Salt Lake, UT
Tracy, CA
Union City, CA
Merced, CA (2)
Denver, CO
Las Vegas, CA
Ponce City, OK
Brea, CA
Norwalk, CA
Irvine, CA
Tolleson, AZ
Lubbock, TX (2)
Roanoke, TX (2)
Dallas, TX
Anchorage, AK
Honolulu, HI
Miami Lakes, FL
Distribution Center
Plated Fulfilment Center
Warehouses

Our distribution center network is well positioned for the next five years of growth

39

VERTICALLY INTEGRATED TO MANUFACTURE MANY OF OUR OWN BRAND PRODUCTS 40  We operate 20 manufacturing facilities, and constantly monitor “make vs. buy" decisions  Significant opportunity to leverage fixed costs and drive proprietary innovation  Enables significant growth in our Own Brands portfolio  Provides negotiating leverage with CPG companies Manufacturing Plant Richmond, CA Lubbock, TX Hartfield Township, PA Denver, CO Tempe, AZ Phoenix, AZ Riverside, CA Norwalk, CA Commerce, CA San Leandro, CA Merced, CA Clackamas, OR Bellevue, WA  Los Angeles, CA  San Leandro, CA  Tempe, AZ  Denver, CO  Clackamas, OR  Bellevue, WA  Hatfield, PA (New in 2017) Fluid Milk Facilities  Bellevue, WA  Phoenix, AZ  Lubbock, TX (ice) Ice Cream Facilities  Clackamas, OR  Richmond, CA  Los Angeles, CA Bakery Facilities  Denver, CO  Bellevue, WA  Norwalk, CA  Richmond, CA Beverage Facilities  Merced, CA  Lubbock, CA  Riverside, CA (New in 2018) Grocery Facilities

INNOVATIVE NEW ITEMS BEING INTRODUCED FROM OUR SELF MANUFACTURING CAPABILITIES 41

$1BN ECOMMERCE TARGET FOR FY'18


DriveUp &Go
Plated.
instacart
$154m
$222m
$244m
$345m(1)
$1bn
2007
2015
2016
2017
2018E
2020E

Key Capabilities

Building Breadth of Services

- Rolled out Home Delivery & Rush Delivery Nationwide
- Built our own fleet to 1,000 trucks and 1,200+ drivers
- Expand Drive Up & Go to 500 stores in FY'18
- Focus on growth in Business-to-Business delivery

Building Depth of Customer Choices

Growing Partnerships

- Instacart expansion
- Specialty Offerings: Rx, FTD, wine, pet, baby, and more
- Grubhub (pilot underway)
- Infinite aisle marketplace providing unique assortment not available in stores

Growing Acquired Revenues

- Plated meal kit subscription service
- Offer Plated in 650+ stores in FY'18 available through Home Delivery

Enhance Future Capabilities

- Building Virtual Store Fronts to provide targeted offerings in Fresh & Organic foods
- Enhanced platform provides frictionless integrated shopper experience
- Aggressively grow Home Delivery with marketing investment
- Investing in operations, automation and data driven management
- Broaden and deepen our partnerships with 3rd party services

(1) Includes partial year sales from Plated and Instacart partnership.

42

MULTI-FUNCTIONAL ECOMMERCE SOLUTIONS



Home delivery

- **New eCommerce website** & **App** rolled out to **all divisions**
- **14% increase in web conversion** and **65% increase** in **mobile conversion**
- Pushing **operational improvements** through new **detailed operations playbook**
- **Goals & metrics** to track progress, **algorithm-driven** guidelines for **labor scheduling**
- **Piloting pricing model** to improve pricing perception for online sensitive items
- **Big push on marketing**: in-store tactics, better leveraging digital marketing, CPG funded vendor offers and direct calls and reach-out for our B2B customers

DriveUp &Go

Drive Up & go

- Goal of **500** locations in **FY'18**, currently **operating 100 stores**
- **Technology change** giving **visibility** of all Drive Up & Go locations within **50-mile radius**
- **2 hour window** between **order** and **pick-up**
- Additional **density** in **market** and **advertising** to significantly drive **revenue**

instacart

Rush delivery

- **Delivered** within **1-2 hours** from ordering
- Successfully rolled out to **over 1,700 stores**
- **Positive customer** response and steadily **climbing revenues**
- Launching **virtual stores** on Instacart Marketplace to **compete directly** with all **natural & organic** retailers
- Expanding coverage to our **full footprint**, including **smaller markets** and **markets where Instacart** does not have a **presence** by **end of Q3**

43

CONTINUOUSLY EVOLVING ECOMMERCE CAPABILITIES 44 Plated  First omni - channel meal kit offering with national scale  Time - saving solution, additional convenience  Address new channels with focus on families (larger portions, higher profits)  Roll out in - store product to 650+ premium stores in all divisions Business to Business Build our brands and offerings Ready - to - Eat Food Infinite Aisle  Plan to aggressively grow B2B customers  Tend to be high repeat customers , and order in bulk  B2B business accounts for 14% of eCommerce sales  Pharmacy, Health and Wellness, wine, floral, baby and pet are all a part of meeting the customers’ needs  Reach new consumers we are not servicing and reach markets we are not in today  Time starved consumers enjoy convenience of on - line shopping  Launched pilot with Grubhub in our stores  Gauge performance in “ready - to - eat foods” , when listed alongside restaurants  Based on learnings, explore enlisting similar delivery services such as Uber Eats and others  Marketplace: “Infinite Aisle” of products, to invite additional vendors to enlist on the marketplace  Huge value add to customers : Access to large number of innovative items from small brands not available in stores  Gives us proprietary market data on emerging food  Expect to launch over 100k SKUs and continue to build on this base

AGGRESSIVELY GROWING DIGITAL, LOYALTY & REWARDS 45 Personalized Deals  Saves customers money with personalized deals, coupons, free items and rewards  Using data to generate 400m personalized deals per week  Increases basket size and drives trips for our 13m registered households  Changing customer shopping patterns by encouraging customer to buy in categories they are not currently Gas Rewards Expanded Rewards Albertsons Performance Media  Rewarding our most loyal customer  Redeemers’ baskets are 2.5x larger than non - redeemers  Customers can receive up to a dollar off per gallon  Redeemable at 5,000 partner stations or our 390+ fuel stations  Creates a return trip to the store  Provides flexibility on how customer spend their points  Appeals to customers not participating in fuel rewards  Early data: Sales to cost ratio is more favorable than fuel only  Drives sales and brand awareness with effective personalized offers and content  Enable us to sell media services to CPGs to increase marketing  Track and measure reach with closed loop purchase conversion  Target our customers and amplify merchandising programs  CPGs have increased digital investment to drive targeted sales with us

ALBERTSONS & SAFEWAY INTEGRATION EXPERTISE

Clear Path to Full Synergy Realization

Clear path and robust plan to full synergy realization of $823m (3 years from closing)



$800
$823
Planned at Announcement (1)
FY'18 Run-Rate (2)

Safeway Integration Expected to be Completed by Sept 2018

Significant in-house integration expertise and capabilities and a dedicated integration team with a proven track record of delivering synergy targets



COMPLETED
TO BE CONVERTED
NO CONVERSION
Seattle (44)
Portland (32)
Intermountain (73)
Denver (25)
So Cal (132)
Southwest (82)
Southern (49)
Houston (19)
Jewel-Osco (187)
Acme (172)
Shaw's (153)
615 of 968 Stores Converted

FACTS TO DATE:

- ~19 million shelf tags and signs hung in stores
- ~70,000 store employees trained
- ~566,000 live training hours delivered
- 783 trainers actively deployed

(1) Estimated four year time frame to achieve $800m in synergies provided in Albertsons Companies, Inc. S-1 registration statement filed with the SEC on July 7, 2015, as amended. Completion of Safeway transaction occurred on January 30, 2015. We currently expect to achieve approximately $823m of annual synergies related to the Safeway acquisition on a run-rate basis by the end of fiscal 2018, with remaining associated one-time costs of approximately $200m, including approximately $65m of Safeway integration-related capital expenditures.

(2) FY'18 ends February 2019.

46

47 I. Combination Rationale II. Our Companies i. Albertsons Overview ii. Rite Aid Overview III. Synergies IV. Omni - channel Approach V. Financials VI. Bringing it All Together

RITE AID MISSION, STRATEGY AND CULTURE 48 Grow Front End through convenient shopping & tailored offering Serve as the Trusted Advisor for our pharmacy customers Built a winning value proposition for payors and providers DIGITAL ENABLED CUSTOMER EXPERIENCE GROWTH AS LEADERS AT ALL LEVELS Our Mission: Improve the health and wellness of our communities  Refine merchandising across Own Brand, assortment and layout while tailoring to key markets  Relaunch wellness+ to drive growth of new and retention of existing customers  Continue differentiating wellness format using customer data and analytics  Improve productivity to serve customer wellness needs profitably  Further develop and leverage our healthcare service capabilities  Solidify payor relationships to ensure access with sustainable economics  Further integration to drive traffic to stores and value for payors and providers  Redeploy RediClinic to the platform where it is most successful  Leverage Health Dialog to deploy an enhanced analytical engine

RITE AID EXPERIENCE 49 Leadership Effectiveness Chain of Excellence Associate Experience Customer Experience Business Growth Business growth is the reward when we provide an exceptional associate and customer experience. If our customers have a great experience AND they build an emotional connection with us, they will be loyal and give us their repeat business! Common Purpose “We Create Caring Moments by Delivering What Matters Most For Our Customers”

OUR COMMITMENT TO OUR COMMUNITIES 50 Customer in - store round - up campaign with The Rite Aid Foundation’s KidCents program resonates with our best customers 446 local KidCents Charities focused on improving children’s health and wellbeing in local communities National partnerships with Children’s Miracle Network Hospitals, Folds of Honor, and the award - winning Daniel Tiger’s Neighborhood television series In total, we have today contributed more than $126 MILLION to the communities Rite Aid serves with the help of our associates, supplier partners and customers — including nearly $87 MILLION for Children's Miracle Network Hospitals

RITE AID OVERVIEW

Business Overview

- 2,550 stores in 19 states
- Operates under two segments: Retail Pharmacy and Pharmacy Services (PBM)
- Full service PBM (EnvisionRxOptions)
- 215 million scripts per year[(1)]
- Wellness+ loyalty program (over 13 million members)
- 8.5 million customers per week

Differentiated Healthcare Platform

- Health and Beauty & General Merchandise Own Brands
- Award Winning Loyalty Program
- Vitamins and Mineral Supplements (GNC)
- Innovative Wellness Store Format
- Pharmacy, Clinical Services and Immunizations
- Portfolio of Health and Wellness Offerings: EnvisionRxOptions, Health Dialog and RediClinic

Segment Breakdown

	Retail Pharmacy (Front End / Rx)	Pharmacy Services (EnvisionRx Options)	Consolidated
Sales	$15,833	$5,897	$21,529
EBITDA	$475[(4)]	$172	$647
EBITDA Margin	3.0%	2.9%	3.0%

EnvisionRx Overview

- Founded in 2001, acquired in 2015
- Added traditional capabilities with MedTrak acquisition
- Steadfast commitment to customer savings and service
- Recognized as Top-Tier PBM[(2)]
- Aggregates ~22 million lives across all businesses
- Leading PDP through Envision Insurance Company ("EIC"), serving over 500k members nationally
- ~1,500 employees

Note: Financial figures and statistics are as of Fiscal Year ended March 3, 2018. Rite Aid information is pro forma for its store divestitures to WBA. The sale of all stores under the asset purchase agreement with WBA was completed in March 2018; the transfer of three remaining distribution centers and related inventory is expected to begin after September 1, 2018.

(1) Based on 30-day equivalent.

(2) Pro forma for full year TSA service fees.

51

RITE AID MISSION, STRATEGY AND CULTURE 52 Grow Front End through convenient shopping & tailored offering Serve as the Trusted Advisor for our pharmacy customers Build a winning value proposition for payors and providers DIGITAL ENABLED CUSTOMER EXPERIENCE GROWTH AS LEADERS AT ALL LEVELS Our Mission: Improve the health and wellness of our communities  Refine merchandising across Own Brand, assortment and layout while tailoring to key markets  Relaunch wellness+ to drive growth of new and retention of existing customers  Continue differentiating wellness format using customer data and analytics  Improve productivity to serve customer wellness needs profitably  Further develop and leverage our healthcare service capabilities  Solidify payor relationships to ensure access with sustainable economics  Further integration to drive traffic to stores and value for payors and providers  Redeploy RediClinic to the platform where it is most successful  Leverage Health Dialog to deploy an enhanced analytical engine

RITE AID HAS AN ATTRACTIVE, DIFFERENTIATED OWN BRANDS PORTFOLIO 53 Differentiated assortment and great quality to build customer loyalty Comprehensive integrated marketing campaign to increase penetration of our Own Brands

RELAUNCHED WELLNESS+ REWARDS WITH ENHANCED BENEFITS, EXPANDED DEALS, MORE LOYALTY

- Program now offering BonusCash
- Enhanced personalization with new platform that incorporates machine learning
- Integration with mobile app
- 24 / 7 exclusive access to a pharmacist at 1-800-RITE-AID or online chat wellness+ rewards

	RITE AID PHARMACY	CVS pharmacy	Walgreens
Weekly sales price for members	✓	✓	✓
Weekly Offers / Coupons	BonusCash	ExtraBucks	Balance Rewards Points
Script Rewards	wellness+ Points	ExtraBucks	Balance Rewards Points
Loyalty Discount	Up to 20%	2%	None

54

OUR WELLNESS+ CUSTOMERS ARE SOME OF OUR MOST ACTIVE AND LOYAL CUSTOMERS 55 $27.74 $35.61 $46.42 Bronze Silver Gold Wellness+ Average Customer Basket (1) Over 13m Active Members (2) (1) Based on results for LTM ended April 30, 2018. (2) Active member defined as a customer who shopped a store two or more times in the last six months. Wellness+ Penetration (1) Members 77% Non - members 23% Front End Sales Members 52% Non - members 48% Prescriptions OVER 1.3M CUSTOMERS 10% OF CARDHOLDERS 96% RETENTION RATE 23% OF NON - PHARMACY TRANSACTIONS 25% OF NON - PHARMACY SALES

HYPER - PERSONALIZATION DRIVES SALES AND ENGAGEMENT ACROSS ALL CHANNELS 56 Circular Offer

OUR MOBILE APP IMPROVES PHARMACY LOYALTY AND ADHERENCE 57 Rated 4.7 stars in Apple App Store Easy - to - scan script refills is most frequently used feature Additional features include prescription history and services, among others

WELLNESS STORE RENOVATIONS DRIVE STRONG PERFORMANCE AND ATTRACTIVE RETURNS 58 New store renovations have resulted in improved comp results that continue to exceed chain average (1)  Frond end sales growth outperformance of 173 bps in Q4’17  Script count growth outperformance of 259 bps in Q4’17  Average 5 - year ROI of 25% 215 532 815 1,077 1,343 1,533 1,649 FY'11 FY'12 FY'13 FY'14 FY'15 FY'16 FY'17 Remodeled Stores Since 2012 Remodeled Store Old Store (1) Calculation compares the comp results of Wellness stores remodeled in the last 24 months to the remainder of the chain.

PIECE PICK AND ECOMMERCE FULFILLMENT CAPABILITIES ARE DIFFERENTIATORS FOR OUR DISTRIBUTION NETWORK 59  Six Distribution Centers − 4.5 million square feet of space in use − 1.1 billion units picked and shipped annually  Multiple central pick locations  96% Piece Pick vs case and/or pallet pick  Use deconsolidation centers for imports vs. straight delivery to distribution centers  Automated replenishment technology  Supports eCommerce fulfillment Rite Aid Distribution Centers Note: Map does not include Distribution Centers expected to be sold to WBA.

RITE AID MISSION, STRATEGY AND CULTURE 60 Grow Front End through convenient shopping & tailored offering Serve as the Trusted Advisor for our pharmacy customers Build a winning value proposition for payors and providers DIGITAL ENABLED CUSTOMER EXPERIENCE GROWTH AS LEADERS AT ALL LEVELS Our Mission: Improve the health and wellness of our communities  Refine merchandising across Own Brand, assortment and layout while tailoring to key markets  Relaunch wellness+ to drive growth of new and retention of existing customers  Continue differentiating wellness format using customer data and analytics  Improve productivity to serve customer wellness needs profitably  Further develop and leverage our healthcare service capabilities  Solidify payor relationships to ensure access with sustainable economics  Further integration to drive traffic to stores and value for payors and providers  Redeploy RediClinic to the platform where it is most successful  Leverage Health Dialog to deploy an enhanced analytical engine

TECHNOLOGY: IMPROVING THE PATIENT EXPERIENCE & PHARMACY EFFICIENCY 61 Automated Courtesy Refills One Trip Refills Mobile App Rx Status Notifications Workload Balancing E - Script Prioritization Central Fill Prescription Prioritization  Prescription refills processed automatically  Sync multiple prescriptions, offering convenience to patients while driving adherence  Provides mobile pharmacy solutions for patients on the go  Scan refills, transfer prescription and view personal profile  Convenient updates on prescriptions via text, email or phone  Ability to escalate prescriptions to accommodate patient expectations  Send targeted maintenance prescriptions to be filled at Central Fill Facility  Prioritize and fill electronic prescriptions base on location of origin  Move prescriptions from high volume to lower volume stores

CLINICAL ENGAGEMENT: REDUCING COSTS & IMPROVING OUTCOMES

A — Adherence

~$290bn in avoidable healthcare costs

- Predictive analytics used to identify patient opportunities at risk of being non-adherent
- Decrease overall healthcare costs and deliver on pay for performance contracts
- Key focus on adherence rates for all key Star Measures: Diabetes, Hypertension, Cholesterol

~4% two year improvement in EQUIPP PDC ratings on key measures

I — Immunization

Vaccines avert between 2-3 million deaths each year

- Personalized immunization recommendations by pharmacist
- Pharmacists prevent disease through vaccinating appropriately in a lower-cost setting while keeping communities we serve healthy

17% YOY Flu Immunization Growth

114% Increase YTD in all immunization (primarily ancillary immunization) over last year through May 18th, 2018

M — Medical Therapy Management

Polychronic patients account for 17% of population = 50% of healthcare costs in the US

- One-on-one care provided by pharmacists to maximize effectiveness of drug therapy through counseling and medication reviews
- Improve overall healthcare outcomes through collaboration with other healthcare providers

Most Innovative Pharmacy Chain Award 2017

65% YOY Growth in Claims MTM

62

PATIENT SAFETY IS A TOP PRIORITY 63 Naloxone Program Available at all Rite Aid locations without a prescription  Pharmacists complete a two (2) hour training  Available to any customer upon request; Pharmacists proactively identify “at - risk” patients and recommend Naloxone  Stocked in all stores Red Flag Process Safe Medication Disposal Strategy Procedure for validating “high alert” controlled substance prescriptions  Our dispensing system incorporates a validation process to document the Pharmacist’s due diligence when reviewing controlled substance prescriptions  Ensures the prescription is valid and legitimate Multi - pronged solution for patients and communities we serve to dispose of opioid medications  Local law enforcement safe medication disposal kiosks – ~200 installed or in progress  Saleable drug take back envelopes  Participate in bi - annual DEA drug take back events with local law enforcement

PROPRIETARY PHARMACY SYSTEM ENABLING PATIENT CARE

Clinical Decision Engine using Aggregated Data

- Opportunities presented directly to pharmacist in workflow to drive health outcomes
- Adherence (P4P/DIR)
- Immunizations
- MTM

Patient Safety and Convenience Tools

- Red Flag Process
- Predictive Refill (OTR/ACR)
- Text messaging enrollment
- Personalized preferences


Outcomes Driven
Patient Centric
NexGen
Platform Integration
Efficiency

Easy Access to Health Platforms

- Single Sign On
- Access to tools, registries, health information, vaccine control
- POX messaging

Time Management Tools to allow Pharmacists More Time with Patients

- Automatic Prioritization
- Cloud Workload Balancing
- Centralized Services

64

RITE AID MISSION, STRATEGY AND CULTURE 65 Grow Front End through convenient shopping & tailored offering Serve as the Trusted Advisor for our pharmacy customers Build a winning value proposition for payors and providers DIGITAL ENABLED CUSTOMER EXPERIENCE GROWTH AS LEADERS AT ALL LEVELS Our Mission: Improve the health and wellness of our communities  Refine merchandising across Own Brand, assortment and layout while tailoring to key markets  Relaunch wellness+ to drive growth of new and retention of existing customers  Continue differentiating wellness format using customer data and analytics  Improve productivity to serve customer wellness needs profitably  Further develop and leverage our healthcare service capabilities  Solidify payor relationships to ensure access with sustainable economics  Further integration to drive traffic to stores and value for payors and providers  Redeploy RediClinic to the platform where it is most successful  Leverage Health Dialog to deploy an enhanced analytical engine

PHARMACY NETWORKS OVERVIEW 66 3 Types of Pharmacy Networks Open / Broad Networks  Access: members have access to largest network of pharmacies  Out - of - pocket costs: same at all pharmacies in the network Preferred Networks  Two - tier network with co - pay differential  Access: members retain option of using any pharmacy in the network  Out - of - pocket costs: lower at a subset of pharmacies in the network Narrow / Limited  At least one chain / PSAO (1) from client’s market is excluded from the network  Access: members must use specific list of pharmacies (1) Pharmacy Services Administrative Organization.

CONTINUED GROWTH OF LIMITED AND PREFERRED NETWORKS IN COMMERCIAL PLANS 67 % of Employees 29% 36% 53% 13% 14% 21% 2015 2016 2017 Preferred Network Limited Network Source: Drug Channels Institute. Note: PDP stands for prescription drug plan.

MEDICARE PART D PDP’S WITH PREFERRED PHARMACY NETWORKS 68 Number of Regional Prescription Drug Plans (PDP’s) 1,026 892 520 328 131 132 113 10 83 140 511 841 870 754 633 772 2011 2012 2013 2014 2015 2016 2017 2018E Open Pharmacy Network Preferred Cost Sharing Pharmacy Networks Source: Drug Channels Institute. Note: PDP stands for prescription drug plan. 7% 14% 50% 72% 87% 85% 85% 99% Share of PDPs with Preferred Pharmacy Network

Grocery Customers PHARMACY NETWORKS DYNAMICS 69 Preferred Networks Drive Traffic Preferred Pharmacies Pharmacy Customers Payors 1 3 2 Preferred pharmacies provide lower costs to payors in exchange for increased traffic Payors offer customers lower costs at preferred pharmacies Customers choose preferred pharmacies for lower costs 1 2 3 4 Our combined business can convert valuable pharmacy customers to grocery customers 4

WHY WOULD PAYORS PARTNER WITH US? 70  Leverage the convenience of a pharmacy and grocery retail model with a very competitive preferred or limited network offering  Utilize the combined network of over 300 retail - based clinics to serve its members  Implement a highly discounted retail/mail limited network option for 90 - day maintenance medications  Develop a unique regional pharmacy - based clinical services offering to improve medication adherence, reduce adverse drug events and increase drug therapy management − All of which lowers payors’ overall medical cost  Provide payors of all types with a fully integrated specialty pharmacy solution  Leverage an integrated PBM/retail - based Medication Therapy Management (MTM) partner to improve Medicare STAR ratings through Medicare Comprehensive Medication Review (CMR) excellence

LEVERAGE WBAD OPTION TO ENHANCE PHARMACY PURCHASING AND ENABLE NARROW NETWORK PARTICIPATION 71  Option currently available to Rite Aid − Option expires May 2019 − Need to coordinate with McKesson contract expiration (March 2019) − Requires brands to be sourced through AmerisourceBergen − Meaningful benefit was identified in clean room process  Request for proposal process to achieve lowest possible drug cost prior to exercising option − Expect to conduct bidding process, which could include other wholesalers

ENVISIONRXOPTIONS

EnvisionRxOptions (ERxO) was founded in order to create a disruptive, nimble "pass-through" PBM, focused on customer-alignment and transparency

ERxO Value Proposition

Operational Flexibility
On-Going Insights
Bottom Line Impact
Transparent Performance
Quality Assured

Today, a full-service PBM platform with:

- Comprehensive suite of services offered as a bundle or à la carte
- Patented Point-of-Service (POS) rebate technology
- Laker Software is claims adjudicator for ~20 other PBMs
- Aggregates ~22 million lives across all businesses
- $5.9bn in Revenue and $172m in Adjusted EBITDA in fiscal year ended March 3, 2018
  - FY'15 – FY'18 revenue CAGR: 11%
  - FY'15 – FY'18 EBITDA CAGR: 19%

Customers Served

- Mid - Large Employers / TPA
- Unions / Taft - Hartley
- Health Plans
- Hospitals / Health Systems
- Medicare / Insured Products



EnvisionRx
Transparent Pass-through PBM
EnvisionPharmacies
Mail Order/ Specialty Pharmacy
MedTrakRx
Traditional PBM
ENVISION OPTIONS
DesignRx
Cash-pay Infertility Treatment
EnvisionInsurance
Medicare Approved Insurance Company
EnvisionSavings
Discount Card
LakerSoftware
Third-party Claims Adjudication



Diverse Client Base
Employers
Managed Care
Consultants / Brokers
Medicare Part D
Consumers
Workers Comp
Other PBMs
Hospital Systems

72

ENVISION INSURANCE COMPANY ("EIC") DRIVES MED-D GROWTH

Business Description

- National provider of Medicare Part D prescription drug plans focused on Chooser and Employer Group Waiver Plan ("EGWP") segments
- Integrated Part D and PBM operations and communication allows for best-in-class service and administration
- 50 state insurance licenses plus two territories

Customer Served


Choosers
Auto-Assigned
EGWP

Medicare Med-D growth[1]


(in thousands)
Lives covered by EnvisionRx
Low Income Subsidy (LIS) Members
Non-LIS Members (Choosers)
Group Members (EGWP)
384
21
77
286
402
31
180
191
611
26
347
238
2016A
2017A
2018E

Highlights

- Shifted membership growth from Low Income Subsidy ("LIS") to Choosers in order to ensure long-term profitability through lower MLR, healthier members, and better STAR rating
- Significant upside for membership growth and improved membership mix with low utilizing Chooser members
- All systems specifically designed to support Medicare plan administration
- Processing infrastructure, call center, manufacturer relationships, and pharmacy contracts

(1) On a calendar year basis.

73

REDICLINICS PROVIDE FURTHER GROWTH OPPORTUNITIES 74 Albertsons Has 200+ Stores That Are “Clinic Ready”  Mission − To provide consumers with easy access to high - quality, affordable health care  Scope of services − Acute, episodic care − Preventive care − Weight management (weigh forward)  Experienced operator  Healthcare system partnering model − Strategic or financial partnerships with healthcare systems in four markets − Partners currently provide co - branding, physician oversight, and marketing support ▪ Potential for leveraging payor contracts  End - to - end Athena EMR (clinical/billing) solution Highest patient visits per day in our established clinics in grocery stores

HEALTH DIALOG: INTEGRATED POPULATION HEALTH MANAGEMENT SOLUTION 75 Outcomes - Based Partner for Managing the Health of Your Population(s) Cost Effective Programs Powerful Tools and Services Rite Aid/Envision Rx Options Adherence Solutions  Total Population Health  Chronic Care Management  Wellness Programs  24/7 Nurse Line  Medication Therapy Management  Care Pathways Analytics  Interact Personal Health Portal  Interact Diabetes Mobile App  Telephonic Coaching  Shared Decision Making  In - Person Coaching  Predictive Analytics  Star Measures Adherence Outreach − Telephonic Coaching − IVR Calls  Medication Therapy Management

ESTABLISH A PREMIER HEALTH, FOOD & WELLNESS DESTINATION 76 Combined Albertsons & Rite Aid expertise, offering and branding creates a greater reach across the health and wellness spectrum Nutrition Health Organic and BFY Food Preventative Screening Immunizations Disease - Specific Coaching Health Clinic Specialty Rx Awareness Prevention Diagnosis & Treatment Disease Management Chronic disease management Self - management Healthy Lifestyle Dietitian / Meal Planning Vitamins / Supplements (GNC) Food Ratings / Labeling Rx OTC Medical Lab At - Risk Counselling Source: 2017 A.T. Kearney Health & Wellness Study.

77 I. Combination Rationale II. Our Companies i. Albertsons Overview ii. Rite Aid Overview III. Synergies IV. Omni - channel Approach V. Financials VI. Bringing it All Together

Approach payors and PBMs to create preferred network leveraging numerous convenient locations across multiple states Increase traffic in stores and basket size by rebranding the pharmacies as Rite Aid (2) and merging and cross - offering loyalty programs Creating long term solutions to meet our customers where, when and how they want to shop COMBINATION CREATES OPPORTUNITIES TO DRIVE TRAFFIC AND GROWTH 78 Incremental Revenue Opportunities of $3.6 Billion (1) Broaden health and wellness value proposition and create a best - in - class omni - channel retail experience Leverage Front End capabilities and pharmacy expertise to enhance customer offering Narrow Networks Network Effect Broader Health Value Proposition Enhanced Merchandising Experience Digital & eCommerce ~65% of total revenue opportunities Grocery Customer Pharmacy Customer (1) Expected to be realized by the end of February 2022, with associated one - time costs of $300 million. (2) Excludes Jewel Osco.

WHAT DOES THE COMBINED COMPANY NETWORK LOOK LIKE? 79 State Pharmacy counters Counter Share (1) Total Pharmacy Counters Counter Share (1) Rank CA 569 10.4% 945 17.3% #2 PA (2) 614 19.6% 676 21.6% #1 WA 138 13.3% 329 31.7% #1 OR 73 12.9% 182 32.0% #1 (1) Share based on number of pharmacy counters in the market. (2) Includes all Philadelphia area CBSAs.

PARTNERSHIPS DRIVE CUSTOMER COUNT & SPEND

Significant Opportunity to Convert Lives



- **Total Lives: ~50 million**
- **Addressable Lives[1]**
- **Lives in Partnership[2]**
- **New Grocery and Rx Customers**

Integrated Healthcare Network

Combined pharmacy network increases choice, convenience and access to the **~50 million lives in West Coast markets**

Invest in preferred relationships with EnvisionRxOptions, other PBMs and regional payors to drive increased script growth

Strengthens preferred relationships with additional service provides such as health clinics and dieticians

Expand Envision Insurance Medicare Part D plan **to West Coast regions**

Every additional 100,000 lives drives $200m in incremental combined grocery and drug revenue per year

(1) Total lives less current Albertsons / Rite Aid customers and less lives in open networks.
(2) Addressable lives that are converted into partnership customers through EnvisionRx, other PBMs and regional payors.

80

WE WILL LEVERAGE EACH COMPANY’S STRONG LOYALTY PROGRAMS TO DRIVE CROSS SHOPPING 81 Drive cross - enrollment and /or customer mapping Drive to store Drive regular shopping habits Journey Enrollment incentives 1 st trip driver incentives Continuity/basket building How to influence? Multi - touch approach will be used to convert our most engaged, and loyal customers to shop in the brand (Rite Aid or Albertsons) >10m households shopping at Albertsons live within 5 miles of a Rite Aid >6m households shopping at Rite Aid live within 5 miles of an Albertsons We will also build a sustainable, best - in - class loyalty program that gives the combined company an ongoing competitive advantage Synergies calculations assume only 3% of conversion of households

BRAND, LOCATION AND CONVENIENCE 82 4,327 Pharmacy locations With the combination of a single National Drug Brand and the Leading Local Grocery Brands in many markets providing increased brand recognition and loyalty for both banners One Recognized Pharmacy Brand With over 4,868 locations in 38 States and D.C. across the US allowing customers more convenience and more ways to buy desired products More Locations / More Convenience

Albertsons can expand its Health and Beauty care offering CROSS MERCHANDISING 83 Improve Fresh & Own Brands Offering at Rite Aid  Albertsons has private label HHPC products (e.g., Signature Care) but can benefit from Rite Aid’s private label health and beauty offerings  Products include − Nail care − First aid − Lotions − Over the counter drugs  Improve and expand Rite Aid’s fresh offerings (e.g., yogurt, fruit cups, sandwiches)  Start to offer private label dry grocery in Rite Aid stores  Albertsons can leverage its strong fresh and Own Brands grocery items at Rite Aid by offering various products such: − Branded fruits and veggies, cheeses, meats, dairy, and dry grocery (e.g., O Organics, Open Nature, Lucerne) − Bottled water and sodas (e.g., Refreshe )

PROVIDE ENHANCED PATIENT CARE EXPERIENCE IN OUR CLINICS

Expand and enhance clinic operations for the combined company by utilizing existing well-invested, built-out space in Albertsons stores and leveraging Rite Aid's experience and expertise in operating RediClinic

Albertsons Clinics

- More than $400m of Capex spent to build out facilities with waiting rooms and 1 - 2 patient rooms
- Organically grown ~250 clinics locations filled by partners, providing services including blood draw labs, urgent care and telemedicine
- Clinics are staffed by nurse practitioners


essential

Rite Aid's RediClinic Operations

- RediClinic is an experienced, well established operator
- 75 locations, including strategic partnerships with healthcare systems, with experience operating in grocery environment (HEB)
- Provides customers with easy access to low cost, convenient and high quality care


RediClinic
WELCOME

Additional ~200 locations within Albertsons are available for use

84

EXPAND OMNI - CHANNEL CAPABILITIES ACROSS THE COMPANY 85 Expand Delivery Capabilities Create unique offerings to provide a compelling omni - channel experience to the customer  Attract new customers by offering both Grocery and Rx delivery in one trip  Expand delivery services to Rite Aid’s front of store  Offer Drive up and Go at most locations to create optionality for the customer Innovative Solutions Leverage Plated capabilities to offer dietary specific meal kits for patients with Polychronic conditions  Selling meal kit subscriptions at Rite Aid stores  Plated approval in National Health Plans so Doctors can Prescribe  Use Plated capabilities to drive growth in the “Weigh Forward” weight loss program

OPPORTUNITY TO DELIVER SIGNIFICANT COST SYNERGIES

Expected Cost Synergies: $375 million EBITDA Contribution[1]

Category	Description	Amount	
Branded Savings & Merchandising	▪ Leverage combined scale to increase vendor funding and reduce direct store delivery costs	$90m	Represents 0.5% of Feb'19E COGS
Private Label	▪ Albertsons general merchandise and health and beauty care penetration increase to Rite Aid levels and Rite Aid dry grocery penetration increase to Albertsons levels, which is margin accretive	$90m	
Pharmacy	▪ Purchasing, formulary optimization, and expansion of central fill capabilities	$75m	
Supply Chain & Manufacturing	▪ Consolidate Rite Aid and Albertsons distribution centers, supply divisions and plants	$25m	
Marketing & Advertising, Insurance, Utilities, GNFR	▪ Reduced combined spend on print advertising, agency and production ▪ Lower insurance costs, reduction in Rite Aid credit card swipe fees and improved costs for GNFR (Goods Not for Resale)	$55m	Represents 0.5% of Feb'19E SG&A
Corporate & Regional Functions	▪ Consolidate certain back office corporate administrative functions ▪ Consolidate regional pharmacy operations	$40m	

(1) Expected to be realized by the end of February 2022, with associated one-time costs of $400 million. Approximately 2/3 of synergies are expected to be achieved within the first two fiscal years following completion of the merger.

86

ALBERTSONS' PROVEN INTEGRATION EXPERTISE

Breakdown of Realized Safeway Synergies


Utilities
Insurance
Manufacturing
Pharmacy
Additional Synergies
IT Conversion
Own Brands
Corporate Overhead
Vendor Funds
Marketing & Advertising
Distribution

Albertsons Companies + SAFEWAY

Planned At Announcement $800m(1) → **FY'18E(2) run-rate $823m**

Incremental $100m synergies in FY'18 contributes to our $2.7bn EBITDA guidance

Albertsons has exceeded the initial synergy target in the Safeway integration

(1) Estimated four year time frame to achieve $800m in synergies provided in Albertsons Companies, Inc. S-1 registration statement filed with the SEC on July 7, 2015, as amended. Completion of Safeway transaction occurred on January 30, 2015.

(2) FY'18 ends February 2019.

87

WE ARE FOCUSED ON INTEGRATION & SYNERGY REALIZATION 88 Our Team  We have a dedicated Integration Management Office (IMO) that for Albertsons has internally managed the integration of Safeway (to be completed September’18) and for Rite Aid has managed the transition of stores to WBA and the related transition services  Full support from both executive teams and all functional leads Our Guiding Principles Organizational Structure Focus on Narrow Network Access Working Collaboratively on all Functional Areas  Improving customer experience and minimizing interruption is our #1 priority  All integration that is important for synergies realization will be completed in the first 36 months  Grocery Division : Leveraging Albertsons’ proven decentralized operating playbook, Division Presidents will continue to be responsible for grocery merchandising and operations  Drug Division : GM / HBC and Rx will be centrally managed, with shared accountability from divisions  The EnvisionRx PBM team has established narrow network rates for Rite Aid and is working on gaining access to narrow networks in specific geographic regions (CA, OR, and WA)  Merchandising: Comparing layouts and reviewing plans to expand grocery, fresh and liquor sections in Rite Aid  Loyalty: Plan to integrate loyalty programs  Own Brands : Own Brand introduction shortly after closing  IT: Evaluated technology solutions  Finance: Integration of financial and management reporting  Supply chain : Optimization and DC consolidation  HR : Program in place to identify the best talent from both companies and build a deep bench

89 I. Combination Rationale II. Our Companies i. Albertsons Overview ii. Rite Aid Overview III. Synergies IV. Omni - channel Approach V. Financials VI. Bringing it All Together

AGGRESSIVELY GROW OUR OMNI-CHANNEL EXPERIENCE

Plated. Albertsons RITE AID HOME GAS REWARDS

Fresh / Prepared Foods | Meal Kits / Replacements | Floral / Gifts | Grocery | Baby | Pet | Rx / Wellness Vitamins & Supplements | GM / HBC | Wine / Alcohol | Fuel & Convenience

Constellation of Brands and Offerings

Fulfillment
- Stores / Fuel Centers / Rx
- Home Delivery
- Drive Up & Go
- Delivery Dark Store / DC
- DC Automation

DriveUp &Go DriveUp &Go

RITE AID



Albertsons Companies

Marketplace / Infinite Aisle
- Albertsons Direct
- Fulfillment by Albertsons
- Supplier Direct
- 3rd Party Marketplace

instacart

Store retail
- Scan and Go
- Robotic Inventory Mgt.

Artificial Intelligence / Data Science & Analytics
- Loyalty & Digital Marketing
- Pricing / Promotions
- Data Science Platform
- Vendor Mgmt. / Assortment
- Store Labor / Shrink Mgmt.
- Demand Forecasting

User Experience
- Web-site and App

Providing what our customers want, where, when and how they want it

Indicates initiative is in-progress.
In Place / Solution Rolling Out.

90

ROBUST ROADMAP TO DEVELOPING INTEGRATED PLATFORM 91 Complete mobile functionality Fresh clean modern look; consistent design language Single sign - on across all our websites / apps High quality images, improved search Integrated digital platform that is complementary to our brick - and - mortar stores All our capabilities are built around our customers Content  Shoppable recipes  Other food & wellness content  Rich CPG content (sponsored) Coupons & rewards  Personalized coupons (based on shopping and browsing history)  National / manufacturers coupons  Rewards for shopping Shopping  Home delivery  Rush delivery  Drive Up & Go  Other mail delivery / subscription  Integrated infinite aisle marketplace linked to other services such as Plated In - store mode  Store navigator  Order ahead  Scan - bag - go capabilities  Other real time offers available only in the “in store” mode Multi - channel patient engagement  Effective patient interaction  Access to content, tools and resources to support wellness improvement

ROBUST LOYALTY PROGRAMS

Just 4 U		Wellness +
Personalized Deals	Gas Rewards	Tiered Discounts
Digital coupons	Grocery Rewards	Bonus Cash Offers
Free Product Sampling	Personalized Shopping Lists	Emphasis on Prescriptions

just for U [(1)]

13m
households
400m
personalized offers per week

~26m
households
520m
Personalized deal engine to provide relevant and effective offering wellness + [(2)]

13m
households
120m
personalized offers per week

Benefits of Loyalty Programs

- Supported by strong data analytic capabilities
- Loyalty Program shoppers are more loyal households
- Basket size is ~3x that of non-loyalty users
- Shoppers purchase in more categories across the store
- Leverage best customer data to drive basket size, frequency of visit and share of wallet

(1) Albertsons loyalty programs.
(2) Rite Aid loyalty program.

92

DATA DRIVEN MARKETING 93 Performance Media Digital & Social Marketing Connect with the shopper and win with the brands because we can prove sales attribution and ROI Activate Marketing & Measure ROI Facebook Grocery Value Proposition: Real People come into your stores. Real people come onto our platforms. Real People is what fuels both of our businesses.  Partner with CPGs to deliver marketing messages across web and mobile to drive baskets, trials and sales  Enhanced layers of targeting – using Albertsons transaction data, Loyalty data, coupon clip / intent data, behavioral and geo - based targeting  Media used to drive new item success rate, event amplification, brand loyalty or key seasonal events Develop Communication and Content to support strategy Determine the most relevant media channels Develop relevant audiences Identify who we want to talk to and why 200m+ Individuals in our social media DMA everyday 26m known individuals 39m known individuals

LEVERAGING DATA & ADVANCED ANALYTICS 94 Customer Centric Retailing  Aggressively implementing insights from our customer data to drive assortment and promotional planning decisions within our stores  Continue to monitor pricing vs competition and overlay customer insights to ensure we are priced right on items important to our most loyal customers  Machine learning segmentation and targeting capabilities Suite of Tools Targeted Engagement  Optimize section adjacencies, flows and section sizes to drive trips and baskets with our customers  Tools leverage Shopper 360 ° data  Improve speed to market with new items  Becomes one source of truth for all systems to know item placement by store, aisle and shelf  Maximize strategies to engage with Elite & Best Households  Integrate customer with traditional financial KPI’s to support category business planning  Enable fact based decisions to drive trips and baskets in an efficient manner  Leverage data to drive share of wallet  More direct channel vs. mass communication

LEVERAGING INTELLIGENT INFORMATION TO ENHANCE OPERATIONS 95 Data Science Platform Enable advanced analytics capabilities within organization Revenue Synergies Convert pharmacy customers to grocery customers Loyalty & Digital Marketing Personalization & digitally enabled marketing to drive loyalty Pricing Improve price perception to drive loyalty and trips Promotions Enable customer centric promotions to maximize ROI Vendor Joint business planning to align category plans and maximize funding Assortment Deliver a customer centric assortment plan Store Labor Optimize store labor allocation to minimize cost Shrink Management Reduce shrink across entire organization Demand Forecasting Item level forecasting to maximize accuracy and improve inventory cost Analytical Talent Hired Chief Data and Analytics Officer, Identified talented people internally who have begun to work on the details within each use case. Hiring core team of data scientists to enable Artificial Intelligence products.

MODERNIZING TECHNOLOGY AND STORES 96  “Quick dip” EMV for card processing optimized to reduce processing time <2 seconds  Eliminate signature requirement for cards with EMV chip  Enhance and expand digital receipt - will reduce time for check - out , and help us Capture real time customer experience data Check out SCAN – BAG – GO  Developing scan – bag – go technologies for faster check - out  Omni - channel offering with shopping and check - out options  Pilot “Amazon Go” like capability in our stores for a limited set of products like Plated and other prepared foods  Self checkout capabilities and app for mobile checkout  In - store digital signage to reduce costs & engage shoppers  High quality, reliable Wi - Fi in all our stores  Enhance bandwidth and resiliency of our retail telecom network  Beacon technology to serve up real time / personalized offers  Handheld checkout device to offer better customer service and faster checkpoints  Mobile 1 - Touch: Pump & Go  In - house industry leading solution recognizing customer upon entrance to fuel center  One touch on phone enables customer to start fueling automatically  In process of filing a patent for this capability Modernization One touch fuel

DIVERSE ECOMMERCE CAPABILITIES

eCommerce Current Capabilities


1,000 delivery trucks & 1,200+ drivers

P. — Subscription, instore, delivery

RITE AID PHARMACY — Direct ship to home

DriveUp & Go — 100+ locations


Business-to-Business

ENVISIONRx — Serving an insured customer base

instacart — 1,700+ Rush delivery stores

O organics — Themed virtual store fronts

RITE AID PHARMACY — Web / App script pickup

Modern updated platform

GRUBHUB — Ready-to-eat foods

Single unit pick fulfillment

Exploring Breadth of Services & Depth of Customer Choices with New and Developing Capabilities

100k Items on infinite aisle


Wine, floral, baby & pet

Multiple virtual store fronts

Membership & subscription offering

97

98 I. Combination Rationale II. Our Companies i. Albertsons Overview ii. Rite Aid Overview III. Synergies IV. Omni - channel Approach V. Financials VI. Bringing it All Together

$15,483 $16,062 $16,641 $16,361 ~$17,000 26.9% 27.3% 27.9% 27.3% 27.9% 2/28/2015 2/27/2016 2/25/2017 2/24/2018 FY'18E ALBERTSONS HISTORICAL FINANCIAL OVERVIEW & FY’18 GUIDANCE 99 (FYE, $ in millions) (FYE, $ in millions) (FYE, $ in millions) (FYE, $ in millions) Gross Profit / % Margin Revenue Adj. EBITDA / % Margin Free Cash Flow / % Conversion (1) $57,497 $58,734 $59,678 $59,829 ~$61,000 2/28/2015 2/27/2016 2/25/2017 2/24/2018 FY'18E $2,367 $2,681 $2,817 $2,398 $2,700 4.1% 4.6% 4.7% 4.0% 4.4% 2/28/2015 2/27/2016 2/25/2017 2/24/2018 FY'18E $1,519 $1,721 $1,402 $851 $1,500 64.2% 64.2% 49.8% 35.5% 55.6% 2/28/2015 2/27/2016 2/25/2017 2/24/2018 FY'18E Note: Fiscal year end represents February of year forward per Albertsons. FY’14 financials represent unaudited pro forma financi als including Safeway results prior to the acquisition date of 1/30/2015. (1) Free cash flow defined as Adjusted EBITDA – Capex. Conversion defined as Adjusted EBITDA – Capex / Adjusted EBITDA. 1.5 - 2.0% ID Sales

ALBERTSONS Q4'17 RESULTS

Commentary

- Total sales during Q4'17 increased 1.6% to $14.0bn compared to $13.8bn in Q4'16 primarily due to ID sales increase of 0.6% and higher fuel sales, principally driven by higher average pump prices
  - ID sales improved sequentially by 240 basis points compared to the third quarter as a result of investments in promotions and price
- Excluding fuel, gross margin during Q4'17 decreased 30 basis year over year primarily due to investments in promotions and price to drive identical store sales as well as higher shrink expense due to system conversions
  - Although shrink increased year over year, we experienced sequential improvement in shrink expense as a percentage of sales from Q3'17 to Q4'17
- Adjusted EBITDA during Q4'17 increased $25m to $712m or 5.1% of sales
  - The increase in Adjusted EBITDA was primarily driven by our sales growth partially offset by our investments in promotions and prices
- Capex increased to $415m in the quarter as we continue to focus on remodels and accelerated investment in our Digital & eCommerce technology

Summary Financials

($ in millions)	Actual 12 Weeks 24-Feb-18	Actual 12 Weeks 25-Feb-17	Variance
Sales	**$14,034**	**$13,817**	**1.6%**
ID Sales %	*0.6%*	*(3.3%)*	*3.9%*
Gross Profit	**$3,948**	**$3,934**	**0.4%**
Gross Margin %	*28.1%*	*28.5%*	*(34) bps*
Excluding Fuel			*(30) bps*
Adjusted EBITDA	**$712**	**$687**	**3.7%**
Margin %	*5.1%*	*5.0%*	*10 bps*
Capex (Excl. Integration)	**$415**	**$273**	**$142**
Integration Capex	$68	$90	($22)
Free Cash Flow [1]	**$297**	**$413**	**($116)**
% Conversion [2]	*41.7%*	*60.2%*	*(18.5%)*

Note: Q4'17 and FY'17 refer to the period ended February 24, 2018.
(1) Free cash flow defined as Adjusted EBITDA – Capex (excl. integration Capex).
(2) Conversion defined as Adjusted EBITDA – Capex (excl. integration Capex) / Adjusted EBITDA.

100

ALBERTSONS’ FY’18 GUIDANCE $2,398 ~$170 ~$100 ~$30 ~$2,700 EBITDA FY 2017A Inventory Shrink Improvement Remaining Safeway Synergies Other EBITDA FY 2018E ($ in millions) 101 Source: Management estimates. (1) Based on FY 2018E Albertsons management outlook as reported in Albertsons’ Form 8 - K filed with the SEC on April 11, 2018. (2) Represents estimates for FY’19E ending February 2019. (3) Includes offset of union contract, minimum wage and other normal cost increases. FY’18 Outlook (1)  We expect continuation of positive ID sales momentum and ID sales to growth of 1.5% to 2.0% in FY’18  We expect continued improvement in our operating results and are confident in achieving EBITDA of ~$2,700m, which is primarily attributable to: − $170m of improvement in shrink expense (30 bps), which had been elevated in part by system conversion activities − $100m of incremental Safeway synergies from DC consolidation and elimination of TSA fees paid to SUPERVALU as we convert all remaining stores in Jewel, Shaws and Acme and associated DCs − $30m of other items include identified cost reduction initiatives, margin improvement from increasing Own Brands penetration and fresh mix - shift, partially offset by union contract, minimum wage and other normal cost increases  We expect to spend ~$1.2bn in Capex in FY’18  Continue to upgrade our stores by focusing on remodels and resets, accelerate investment in technology, eCommerce, supply chain automation as well as file buys FY’17 – FY’8E Adj. EBITDA Bridge (2) (3)

RITE AID HISTORICAL FINANCIAL OVERVIEW & FY’18 GUIDANCE 102 (FYE, $ in millions) (FYE, $ in millions) (FYE, $ in millions) (FYE, $ in millions) Gross Profit / % Margin Revenue (1) Adj. EBITDA / % Margin Free Cash Flow / % Conversion (2) $4,104 $6,394 $5,897 $16,558 $16,667 $16,534 $15,632 $21,900 $16,558 $20,770 $22,928 $21,529 $21,900 2/28/2015 2/27/2016 3/4/2017 3/3/2018 FY'18E PBM Retail $231 $393 $408 $4,719 $4,761 $4,672 $4,372 $4,719 $4,992 $5,065 $4,780 28.5% 23.9% 21.9% 22.0% 2/28/2015 2/27/2016 3/4/2017 3/3/2018 PBM Retail % margin $101 $188 $172 $845 $844 $637 $475 $845 $945 $825 $647 $645 5.1% 4.5% 3.6% 3.0% 2.9% 2/28/2015 2/27/2016 3/4/2017 3/3/2018 FY'18E PBM Retail % margin $470 $464 $531 $433 $401 55.6% 49.1% 64.4% 66.8% 62.0% 2/28/2015 2/27/2016 3/4/2017 3/3/2018 FY'18E Note: Fiscal year end on Saturday closest to February 28 th or 29 th . Fiscal year end references for Rite Aid have been conformed in this presentation to Albertsons fiscal year naming conventio n ( i.e., February of year forward). (1) Total revenue is inclusive of intersegment eliminations. (2) Free cash flow defined as Adjusted EBITDA – Capex. Conversion defined as Adjusted EBITDA – Capex / Adjusted EBITDA. (3) Excludes 53 rd week. Flat - 1.0% ID Sales (3) (3) (3) (3)

RITE AID BUSINESS HAS STABILIZED 103 Performance Update Pharmacy sales , margin, and reimbursement rates negatively impacted in recent years, while Front End maintained margin stabi lit y Rite Aid maintained effective SG&A cost control throughout the extended WBA merger and asset sale process With the clarity of the outcome of the WBA asset sale, Rite Aid began to restore its business relationships with payors and h as gained increased visibility into reimbursement rates going forward This overall business stabilization enables increased investment in Wellness remodels, script buys, and EnvisionRx to drive f urt her growth Achieved $647m of PF Adjusted EBITDA in FY2018 Rite Aid Adj. EBITDA Has Stabilized (1) ($ in millions) $196 $231 $251 $267 $209 $220 $215 $181 $160 $161 $153 $173 Q1'15 5/30/2015 Q2'15 8/29/2018 Q3'15 11/28/2015 Q4'15 2/27/2016 Q1'16 5/28/2016 Q2'16 8/27/2016 Q3'16 11/26/16 Q4'16 3/4/2017 Q1'17 6/3/2017 Q2'17 9/2/2017 Q3'17 12/2/2017 Q4'17 3/3/2018 (1) Results are pro forma for the full amount of TSA fees. (2) Represents 13 th weeks. (2)

RITE AID Q4'17 RESULTS

Commentary

- For Q4'17, Rite Aid achieved front end ID Sales of (0.6%), ID script count growth of (1.8%), resulting in Pharmacy ID sales of (2.3%) and total retail ID sales of (1.7%)
  - Pharmacy sales were negatively impacted by ~138bps from new generic introductions
  - Script count decline in part due to exclusion from certain pharmacy networks
- Adjusted EBITDA of $173m for Q4'17 shows continued stabilization of the business:
  - Gross Margin improved 60bps YoY, driven by stabilization of reimbursement rates and improvement in generic purchasing
  - Record number of immunizations
  - Strong cost control through labor and other operating expense
- EnvisionRx EBITDA declined by $11m, primarily due to a decline in revenue related to the shift in Medicare Part D covered lives
  - Business is off to a strong start in the new commercial selling season, and also experienced strong 2018 Med D bid
- Remodeled 38 stores, bringing the total number of wellness stores to 1,649[3]

Summary Financials

($ in millions)	Q4'17 13 Weeks 3/3/2018	Q4'16 14 Weeks 3/4/2017
Front End Sales ID %	*(0.6%)*	*0.1%*
Rx Sales ID %	*(2.3%)*	*(4.7%)*
Script Count ID %	*(1.8%)*	*(0.1%)*
Total Retail Sales ID %	*(1.7%)*	*(3.1%)*
Sales	**$5,394**	**$5,903**
Gross Profit	**$1,270**	**$1,349**
Gross Margin %	*23.5%*	*22.9%*
PF Adjusted EBITDA	**$173**	**$181**
Margin %	*3.2%*	*3.1%*
Envision Rx EBITDA	$33	$44
Margin %	*2.3%*	*3.0%*
Capex	**$54**	**$60**
Free Cash Flow [1]	**$119**	**$121**
% Conversion [2]	*68.9%*	*66.9%*

Note: Q4'17 and FY'17 refer to the period ended March 3, 2018 which corresponds to Q4'18 and FY'18 per Rite Aid's existing financial reporting. Script Counts are adjusted for 30 day equivalent Rx's.
(1) Free cash flow defined as Adjusted EBITDA – Capex (excl. integration Capex).
(2) Conversion defined as Adjusted EBITDA – Capex (excl. integration Capex) / Adjusted EBITDA.
(3) Excludes stores sold to WBA.

104

RITE AID FY'18 GUIDANCE

Commentary

- Sales expected to be $21.7 – $22.1bn, with same store sales of flat – 1.0%
- Adjusted EBITDA expected to be in the range of $615m to $675m ($645m midpoint) and Net Loss to be in the range of ($95m) to ($40mm)
- Positive Front End Sales comps of ~1%
  - Focus on Consumables, Beauty, Vitamins & Supplements
  - Relaunch "Wellness + with Bonus Cash"
- Script loss of 1.8%
  - Driven by cycling of FY 17 plan losses, partially offset by file buys and immunizations
- Rx GP net rate improvement as cost concessions and inflation exceed projected reimbursement rate reductions
- EnvisionRx revenue expected to increase due to investments in commercial and Med D business, but EBITDA expected to decline due to investments necessary to support the business
- $250m of CapEx (primarily File Buys and Wellness remodels)
- 142 Wellness remodels yield incremental sales, GP, and EBITDA

Summary Financials

	FY 2018 Outlook Guidance Range		
($ in millions)	Low	High	Average
Net Loss	**($95)**	**($40)**	**($68)**
Adjustments:			
Interest Expense	210	210	210
Income Tax Benefit	(15)	(10)	(13)
D&A	380	380	380
LIFO Charge	35	35	35
Loss on Debt Retirements	15	15	15
Store Closing and Impairment Charges	40	40	40
Other	45	45	45
Adjusted EBITDA	**$615**	**$675**	**$645**

105

PRO FORMA HISTORICAL & PROJECTED FINANCIAL OVERVIEW

Revenue

(FYE, $ in millions)



$74,055
$79,504
$82,606
$81,358
$83,000
$4,104
$6,394
$5,897
$16,558
$16,667
$16,534
$15,632
$57,497
$58,734
$59,678
$59,829
2/28/2015
2/27/2016
2/25/2017
2/24/2018
FY'18E
Albertsons food retail
Rite Aid drug retail
Envision Rx

Gross Profit / % Margin

(FYE, $ in millions)



$20,203
$21,054
$21,705
$21,141
$231
$393
$408
27.3%
26.5%
26.3%
26.0%
$20,203
$20,823
$21,313
$20,733
2/28/2015
2/27/2016
2/25/2017
2/24/2018
Retail
Envision Rx
% Gross Margin

Adj. EBITDA / % Margin

(FYE, $ in millions)



$3,211
$3,626
$3,653
$3,045
$3,425
4.3%
4.6%
4.4%
3.7%
4.1%
2/28/2015
2/27/2016
2/25/2017
2/24/2018
FY'18E
Pro Forma EBITDA
% EBITDA margin

Free Cash Flow / % Conversion (1)

(FYE, $ in millions)



$1,988
$2,360
$2,194
$1,484
$2,000
61.9%
65.1%
60.1%
48.7%
58.4%
2/28/2015
2/27/2016
2/25/2017
2/24/2018
FY'18E

Note: Fiscal year end on Saturday closest to February 28th or 29th. Fiscal year end references for Rite Aid have been conformed in this presentation to Albertsons fiscal year naming convention (i.e., February of year forward). FY'14 financials represent unaudited pro forma financials including Safeway results prior to the acquisition date of 1/30/2015.

(1) Free cash flow defined as Adjusted EBITDA – Capex. Conversion defined as Adjusted EBITDA – Capex / Adjusted EBITDA.

106

ATTRACTIVE GROWTH OUTLOOK 107 1.5% 2.0% 1.0% 1.0% 1.0% 1.5% Low High 4.0% 5.2% 1.8% 3.0% 0.2% 0.3% 5.0% 6.5% Low High Revenue Adj. EBITDA Adj. EPS Core Retail Business PBM Synergies Growth Outlook – 3 year CAGR Safeway Synergies / Shrink / Other  Interest expense of ~$1.0bn in year one ended Feb 2019  Tax rate is expected to be 25 – 27%  Depreciation and amortization expected to be in the range of ~2.5 – 2.7% of revenue  Capex is expected to be $1.4bn – 1.5bn annually for the combined company Expected revenue growth 3.5% – 4.5% Expected Adj. EBITDA growth 11% – 15%

CAPITALIZATION AND PRO FORMA MATURITY PROFILE

Capitalization

($ in millions)	Pro Forma 2/24/18	Net Debt / FY'18 Adj. EBITDA
Cash	$859	
New ABL ($5.0bn)	1,191	
New ABL FILO Term Loan	1,500	
ACL Term Loans	5,720	
Capital Leases and Other Debt	936	
New Senior Secured Bridge Facility	500	
Uptiered Rite Aid Unsecured Notes ('27 & '28)	423	
FV adjustment to Rite-Aid Unsecured Notes ('27 & '28)	(63)	
Debt Discounts and Issuance Costs	(197)	
Total Secured Debt	**$10,011**	**2.5x**
Albertsons Senior Unsecured Notes ('24 & '25)	2,500	
Safeway Notes	1,285	
New Albertsons L.P. Notes	1,572	
Other Unsecured Debt	242	
Debt Discounts and Issuance Costs	(218)	
Total Debt	**$15,392**	
Net Total Debt	**$14,534**	**3.9x**

	Rite Aid	Albertsons	Combined	*Cost Synergies (Run-Rate)*	
FY'18 Adj. EBITDA [1]	$645	$2,700	$3,425	*$295*	**$3,720**

Net Leverage

- Intent to maintain strong financial position and stable balance sheet liquidity with strong free cash flow driven by steady margins, prudent capital expenditures and moderate working capital requirements
- Opportunity to generate significant free cash flow generation to pay down debt and reduce leverage, in addition to investing in the business
- Management's goal is to delever to <2.75x net leverage within 36 months



3.9x
< 2.75x
FYE Feb'19
Within 36 months of closing



$3,809
$1,500
$1,588
$1,191
$130
$2,998
$1,134
$269
$137
$1,250
$1,250
$158
$500
$295
$150
$128
$1,190
$600
2018
2019E
2020E
2021E
2022E
2023E
2024E
2025E
2026E
2027E
2028E
Thereafter
Drawn ABL Revolver
Undrawn ABL Revolver
ABS/Safeway Term Loans
New Senior Secured Notes
ALB Unsecured Notes
Uptiered RAD Notes
Safeway Notes
NAI Notes
New ABL FILO Term Loan

Note: Debt shown at face value. Pro Forma Maturity Profile does not include ~$225 million of NAI Medium Term Notes due 2017-2028, ~$950 million of Capital Leases, and ~250 million of Other Unsecured Debt.

(1) Combined EBITDA of $3,425m represents estimates for both companies for FY'18E ending February 2019 and $80m in expected cost synergies realization. $295m represents run rate cost synergies of $375m less the $80m of expected cost synergy realization.

108

109 I. Combination Rationale II. Our Companies i. Albertsons Overview ii. Rite Aid Overview III. Synergies IV. Omni - channel Approach V. Financials VI. Bringing it All Together

A DIFFERENTIATED LEADER IN FOOD, HEALTH AND WELLNESS OFFERING 110 Empowering you to take care of yourself, your family, and your community With leading food and wellness offerings Conveniently available however you want to shop FASTER HEALTHIER PREMIUM USDA Choice Beef FRESH Quality Produce MAKING EVERY DAY… BETTER. TOGETHER

DIFFERENT BECAUSE… 111 Unparalleled combination of wellness resources to improve the quality of your life Freshest high quality perishables Unique products available only from us Personalized and compelling value proposition Available where, when and how you want to interact

HOW IT COMES TO LIFE 112 Receive medications, counseling and advice from our pharmacies Lose weight, exercise more, quit smoking and conquer other behavioral change with the help of our healthcare coaches Find the unique wellness or beauty products that meet your individual needs Cook from scratch, use a meal kit or enjoy a fully prepared meal -- all made from the freshest ingredients Engage with our meat, produce, deli and bakery experts to choose the right fresh foods or have them prepared for you Redeem personalized offers that give you the best value on the products and services you want We provide a tremendous level of personalized service, both in person or through our digital experience

WHAT IT LOOKS LIKE 113 Emphasis on organic and natural consumable products combined with a deep selection of health, beauty and general merchandise in our retail drugstores and supermarket drugstores One digital platform that combines loyalty rewards, personalized promotions, omni - channel shopping, relevant content and clinical interactions Portfolio of Best in class Own Brands with a strong focus on natural and organic Manufacturing capabilities that will produce high quality products to drive Own Brand differentiation Strategic relationships with healthcare partners that bring patients into our network Differentiated merchandising leading with the freshest high quality perishables and unique products (owned brand and local) in our supermarkets Team that is highly focused on providing the best customer experience Convenient network of retail locations with well established local supermarket brands and a single well respected pharmacy brand x x x x x x x x

THE END RESULT 114 We have deeper relationships with our customers because of our integrated food, health and wellness model Customers are using our health and wellness capabilities to improve their quality of life Customers are achieving positive outcomes that lower medical costs Customers choose us more frequently and to a greater extent because of our superior customer experience We are a leader in innovation

115 Appendix

ALBERTSONS – NET INCOME TO EBITDA RECONCILIATION 116 ($ in millions) Fiscal Year Ending February of Following Year 2014PF 2015A 2016A 2017A Net (loss) Income ($327) ($502) ($374) $46 (Gain) loss on interest rate and commodity hedges, net 2 16 (7) (6) Facility closures and related transition costs -- 25 23 12 Acquisition and integration costs 113 342 214 218 Termination of long-term incentive plans 78 -- -- -- Equity-based compensation expense 168 98 53 46 Net loss (gain) on property dispositions, asset impairments and lease exit costs 13 103 (39) 67 Goodwill impairment -- -- -- 142 LIFO expense (benefit) 38 30 (8) 3 Amortization and write-off of original issue discount, deferred financing costs and loss on extinguishment of debt 62 82 253 66 Collington acquisition; Pension and post-retirement expense, net of cash contribution 52 -- 79 -- Amortization of intangible assets resulting from acquisitions 374 377 404 422 Other 28 45 45 67 Effect of tax restructuring, tax reform, and reversal of valuation allowance -- -- -- (609) Tax impact of adjustments to Adjusted Net Income (359) (251) (265) (400) Adjusted Net Income $242 $365 $378 $74 Tax impact of adjustments to Adjusted Net Income 359 251 265 400 Effect of tax restructuring, tax reform, and reversal of valuation allowance -- -- -- 609 Income tax benefit (206) (40) (90) (964) Amortization and write-off of original issue discount, deferred financing costs and loss on extinguishment of debt (62) (82) (253) (67) Interest expense, net 844 951 1,004 875 (Gain) loss on debt extinguishment -- -- 112 (5) Amortization of intangible assets resulting from acquisitions (374) (377) (404) (422) Depreciation and amortization 1,564 1,613 1,805 1,898 Adjusted EBITDA $2,367 $2,681 $2,817 $2,398

RITE AID – NET INCOME TO EBITDA RECONCILIATION 117 ($ in millions) Fiscal Year Ending February of Following Year 2014A 2015A 2016A 2017A Net (loss) income—continuing operations $2,012 $102 $4 ($350) Interest expense 117 186 200 203 Income tax expense (1,740) 50 44 306 Depreciation and amortization expense 277 361 407 386 LIFO (credit) charge (10) 8 (4) (29) Lease termination and impairment charges 37 40 46 59 Goodwill impairment -- -- -- 262 Loss on debt retirements, net 19 33 -- -- Walgreens Boots Alliance merger termination fee -- -- -- (325) Other 36 69 42 48 Adjusted EBITDA—continuing operations $749 $849 $740 $560 Adjustment to reflect a full TSA fee 96 96 96 88 Pro Forma Adjusted EBITDA—continuing operations $845 $945 $836 $647

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